

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3030

May 29, 2009

VIA U.S. MAIL

Aviram Steinhart
Chief Financial Officer
Lumenis Ltd
P.O. Box 240
Yokneam 20692, Israel

>    **Re:    Lumenis Ltd.**
>    **Form 20-F for the Fiscal Year Ended December 31, 2007**
>    **Filed June 25, 2008**
>    **File No. 000-27572**

Dear Mr. Steinhart:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Branch Chief